Exhibit 99.1

Azure Power wins the prestigious Golden Peacock Award for Sustainability

NEW DELHI, October 03, 2022 -- Azure Power (NYSE: AZRE) ("Azure" or "the Company"), a leading sustainable energy solutions provider and renewable power producer in India announced that it has been awarded the prestigious Golden Peacock Award for Sustainability for the year 2022, by the Awards Jury under the Chairmanship of Hon’ble Justice M. N. Venkatachaliah, former Chief Justice of India; former Chairman, National Human Rights Commission of India and National Commission for Constitution of India Reforms.

Established for over 30 years, the Golden Peacock Awards, is one of the most coveted awards and is regarded as a benchmark of Corporate Excellence worldwide. It has earned credibility due to its transparent three-tier evaluation process making it a hallmark of excellence globally.

The Company will be felicitated with this award at a ceremony in London on November 10, 2022, during Institute of Director’s ‘Annual London Global Convention on Corporate Governance & Sustainability, 2022’.

Commenting on the achievement, Rupesh Agarwal, Acting Chief Executive Officer, Azure Power, said, “The Golden Peacock Award is a testament to our commitment to sustainable business practices. We are thankful to the jury for recognizing our efforts. Sustainability is the core of our ethos and business strategy and the award strengthens our resolve towards building a better tomorrow.”

Sumit Barat, Chief Sustainability Officer, Azure Power, further added, "We are honoured to be conferred with the prestigious Golden Peacock award. For Azure Power sustainability goes much beyond generating renewable energy and is the corner stone for all our business decisions. This award is a milestone in our sustainability journey of moving from compliance to efficiency to innovation and validates our long-term efforts.”

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets. Azure developed India’s first utility scale solar project in 2009 and since then, Azure has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country. Azure also partners with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about us, visit: www.azurepower.com

Forward-Looking Statements

Exhibit 99.1

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of financing/refinancing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; cancellation of PPAs; changes in policies and regulations including net metering and interconnection limits or caps; ongoing and potential litigation and/or regulatory investigations; failure and delays in making regulatory filings (including in India, Mauritius and United States); the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company files with the US Securities and Exchange Commission from time to time. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

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